Exhibit 1.01

Luxottica Group S.p.A.

Conflict Minerals Report

For The Year Ended December 31, 2016

This Conflict Minerals Report for the year ended December 31, 2016 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The Company’s due diligence process, described below, is based on the methodology and policies in accordance with Annex 1 — Five Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain from the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, third edition (the “OECD Framework”).  The list of products covered by this Conflict Minerals Report is included in Attachment A hereto, which is an integral part of this Conflicts Minerals Report.

DUE DILIGENCE PROCEDURES

1.              Establish strong company management systems.

We have adopted and communicated to our supply chain vendors Luxottica’s  policy governing the supply chain of minerals originating from conflict-affected or high-risk areas, which provides that we:

(i)                                   expect our supply chain vendors to source materials from socially responsible suppliers, including legitimate conflict-free mines;

(ii)                                will work with supply chain vendors to ensure proper and timely disclosure of the potential use of conflict minerals that could be introduced into our supply chain; and

(iii)                             will require our supply chain vendors to conduct the necessary due diligence and provide us with proper verification of the source of the materials used in products that are intended to be incorporated into or sold as a Luxottica product.

A conflict minerals reporting system has been established to ensure our supply chain vendors are aware of Luxottica’s policy to continually monitor Luxottica’s suppliers and to implement an obligation to report potential conflict mineral-related risks or issues to Company management.  These requirements and obligations are carried out by Luxottica’s “Responsible Sourcing” team and included in the team’s procedures.

2.              Steps taken to identify risks in the supply chain.

For calendar year 2016, Luxottica followed an approach for risk-based due diligence in accordance with the OECD Framework.  Specifically, Luxottica followed the process set forth below to determine the use, source and origin of conflict minerals, if any, in its global product portfolio across Luxottica’s businesses:

•                  Prepared an inventory of our manufacturing processes including materials used in our products whether manufactured by us or by a contracted third party.  When determined that conflict minerals may be used in our product, an inventory was prepared of all materials used in that manufacturing process.  Luxottica’s products are manufactured primarily in our facilities in Italy, China, the United States, Brazil, and India and by third parties in Europe, China, Japan, France and South Korea.

•                  In cases where we identified that a “conflict mineral” is included in the product (e.g., gold and tin), we evaluated whether that mineral is “necessary for the functionality or production” of the product.

3.              Design and implement a strategy to respond to identified risks.

In situations where it was determined that a “conflict mineral” is necessary for the functionality or production of at least one of our products, we carried out a Reasonable Country of Origin Inquiry (“RCOI”).

•                  Utilizing the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (“CMRT,” “template” or “survey”) for direct Luxottica vendors and indirect vendors, as necessary.  Additionally Luxottica, in a separate communication alerted these potential “conflict minerals” vendors, of our conflict minerals policy and our expectation that our suppliers source materials only from “socially responsible” suppliers, including legitimate, conflict-free mines in the Democratic Republic of the Congo region.

Luxottica also documented its due diligence process, as suggested by the OECD guidelines.  This due diligence process includes:

•                  Conducting site visits as part of our responsible sourcing activities and in-person interviews with vendors within our supply chain as part of our ongoing due diligence protocol, as deemed necessary based on our risk assessment and responses to the survey.

•                  When determined to be necessary, confirmation that the vendor utilizes a smelter in the Conflict—Free Smelter (“CFS”) program, if known, or that such minerals were derived from recycling or scrap sources.

Our continuous application of systems, procedures and strong governance processes is designed to ensure proper implementation of Luxottica’s responsible sourcing strategy, which includes conflict minerals, and was applied throughout Luxottica’s vertically integrated business. These systems, procedures and processes may change from time to time as Luxottica strives to improve them.

4.              Carry out independent third-party audits.

Luxottica has partnered with others in community and industry organizations to understand if and when an independent third party audit of a supplier may be necessary.  We will rely on the supplier’s audit to ensure that a supplier is utilizing Conflict-Free Sourcing (“CFS”) in its supply chain.  In addition, we will also utilize tools available through the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) which are sponsors of the Conflict-Free Sourcing Initiative (“CFSI”) supporting the sourcing of conflict-free minerals and will rely on audits performed under the CFSI protocols. The CFSI is a global leader for the responsible sourcing of minerals. It provides information on conflict-free smelters and refiners, common tools to gather sourcing information and forums for exchanging best practices on addressing conflicts minerals.

5.              Supply chain due diligence reporting.

A reporting system has been developed to disclose risks and issues regarding our “Responsible Sourcing” policy to senior management, which will cover conflict mineral-related risks or issues. In addition, a link to Luxottica’s Conflict Minerals Statement can be found at:  http://www.luxottica.com/en/about-us/unique-approach/responsible-business-practices/risk-and-compliance.

6.              Results for the 2016 calendar year.

As of December 31, 2016, we have applied our due diligence process to a significant portion of our supply chain and our manufacturing and production processes. For calendar year 2016, we identified Luxottica products that contained, or may contain, conflict minerals and the vendors supplying such conflict minerals to our supply chain.  Currently, we have not been alerted to the use of conflict minerals originating from the DRC region that would necessitate a determination of whether they were sourced from a legitimate, conflict-free mine.  The table below lists the facilities, which to the extent known, processed the necessary conflict minerals in certain of our products mentioned in Attachment A:

Metal	Smelter or Refiner Facility Name

Gold	Metalor Technologies S.A.
Gold	Umicore Brasil Ltda.
Tin	Minsur
Tin	PT TIMAH (Persero) Tbk Mentok

7.              Steps Luxottica has taken or will take subsequent to December 31, 2016.

We will continue with our due diligence process as described above and continue to monitor and update our risk-based approach in future periods.

This Conflict Minerals Report was not subject to an independent private sector audit as such an audit was not required by the Order Issuing Stay to the Securities Exchange Act of 1934 Release No. 72079 File No. S7-40-10 issued on May 2, 2014.

Attachment A

List of Covered Products

The following products are described on our various internet websites including www.luxottica.com and Oakley.com.

•                  Eyeglass frames

•                  Sunglass frames

•                  Lenses

•                  Apparel

•                  Footwear

•                  Accessories